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                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      | Estimated        |
                                                           | average burden   |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  | hours per        |
             [ ] Form 10-Q  [ ] Form N-SAR                 | response...2.50  |
                                                           +------------------+
For Period Ended: ________________________                 +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     0-21820      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |    493143101     |
For the Transition Period Ended: ________________________  +------------------+
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| Read Instruction (on back page) Before Preparing Form. Please Print or Type. |
|                                                                              |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Key Technology, Inc.
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Full Name of Registrant


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Former Name if Applicable

150 Avery Street
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Address of Principal Executive Office (Street and Number)

Walla Walla, Washington, 99362
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Key Technology, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2001 cannot be filed within the prescribed time period, without unreasonable effort or expense, before the Company completes documentation of a new credit facility with its principal bank and properly accounts for certain liabilities. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

            Ted R. Sharp
       Chief Financial Officer            509                  394-3314
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Key Technology, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date December 28, 2001                  By  /s/ Ted R. Sharp
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                                          Ted R. Sharp
                                          Chief Financial Officer